BD

9/19/12



SECURITI[illegible] ON SEC Processing Section

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FORM X-17A-5
PART III

AUG 29 2012

Washington DC 409

SEC FILE NUMBER
8-35899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2011 (MM/DD/YY) AND ENDING 06/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PIONEER PORTFOLIO CORP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 REITH STREET
(No. and Street)

COPIAGUE (City) NY (State) 11726 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROY S. KIRTON 631-789-2688
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GALLO + COMPANY CPA'S LLP
(Name – *if individual, state last, first, middle name*)

420 JERICHO TPKE, (Address) JERICHO (City) NY (State) 11753 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BD 9-10

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roy S. Kirton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pioneer Portfolio Corp, as of ~~June 30~~ August 2, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title


ODALYS PALMA
Notary Public - State of New York
NO. 01PA6162399
Qualified in Nassau County
My Commission Expires 3/12/15

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOW
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietors' Capital.~~
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pioneer Portfolio Corp.

FINANCIAL STATEMENTS

June 30, 2012


G

Gallo & Company CPA's LLP

Pioneer Portfolio Corp.

FINANCIAL STATEMENTS

June 30, 2012

Pioneer Portfolio Corp.

- Table of Contents -

Facing Page to Form X-17A-5 1

Affirmation of President 2

Independent Auditors' Report 3

Balance Sheet 4

Statement of Income 5

Statement of Changes in Shareholder's Equity 6

Statement of Cash Flows 7

Notes to Financial Statements 8-9

Supporting Schedules
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1 10

Reconciliation of Computation of Net Capital
Rule 15c3-1 Pursuant to Rule 17a-5(d)(4) 11

Supplemental Report to the Accountants' Audited Report 12

Report on Internal Control Structure Required by SEC Rule 17a-5
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 13-14

Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation 15



420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Shareholders of
Pioneer Portfolio Corp.

We have audited the accompanying balance sheet of Pioneer Portfolio Corp., as of June 30, 2012, and the related statement of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Portfolio Corp., as of June 30, 2012, and the related statement of income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10-12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. The information contained on pages 13-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

Gallo & Company CPA's LLP

Gallo & Company CPA's LLP
Jericho, New York

August 16, 2012

Pioneer Portfolio Corp.

Balance Sheet

June 30, 2012

ASSETS

Current Assets	
Cash	$ 45,241
Accounts Receivable	2,887
Due from Affiliate	111,182
Prepaid Income Taxes	769
Total Current Assets	160,079
Fixed Assets	
Furniture, fixtures, and equipment, less Accumulated depreciation of $15,430	-0-
TOTAL ASSETS	$ 160,079

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities	
Accrued expenses	$ 355
Total Current Liabilities	355
Shareholder's Equity	
Common stock (30 shares authorized, no par value, 30 shares issued and 10 outstanding)	30,000
Paid in capital	1,000
Treasury stock (20 shares at cost)	(5,000)
Retained earnings	133,724
Total Shareholder's Equity	159,724
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 160,079

See Notes to Financial Statements.

Pioneer Portfolio Corp.

Statement of Income
For the Year Ended June 30, 2012

REVENUE	
Commissions	$ 176,421
Miscellaneous income	70
TOTAL REVENUE	176,491
EXPENSES	
Contributions	1,500
Continuing Education	13
Dues and subscriptions	1,026
Equipment rentals	688
FINRA fees	517
Insurance	15,150
Miscellaneous	1,123
Office expenses	3,445
Payroll taxes	4,635
Rent	11,647
Salaries	59,703
Professional fees	8,500
Postage and delivery	133
Printing	291
Repairs and maintenance	2,003
Telephone expense	3,452
Utilities	4,985
TOTAL EXPENSES	118,811
NET INCOME BEFORE PROVISION FOR TAXES	57,680
PROVISION FOR TAXES	
Federal and State taxes	12,634
NET INCOME	$ 45,046

See Notes to Financial Statements.

Pioneer Portfolio Corp.

Statement of Changes in Shareholder's Equity
For the Year Ended June 30, 2012

	Common Stock	Additional Paid in Capital	Treasury Stock	Retained Earnings (Deficit)	Total
Shareholder's Equity July 1, 2011	$ 30,000	$ 1,000	$ (5,000)	$ 88,678	$ 114,678
Return of Capital	-0-	-0-	-0-	-0-	-0-
Net Income-June 30, 2012	-0-	-0-	-0-	45,046	45,046
Shareholder's Equity June 30, 2012	$ 30,000	$ 1,000	$ (5,000)	$ 133,724	$ 159,724

See Notes to Financial Statements.

Pioneer Portfolio Corp.

Statement of Cash Flows
For the Year Ended June 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 45,046
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities	
Increase in accounts receivable	(2,337)
Increase in due from affiliates	(31,417)
Increase in accrued expenses	355
Decrease in taxes payable	(13,219)
NET CASH USED IN OPERATING ACTIVITIES	(1,572)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,572)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	46,813
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 45,241

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for State corporate taxes	$ 4,421

See Notes to Financial Statements.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Pioneer Financial Corp. (the "Company") began operations in 1986. The Company is a broker dealer, and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company is located in the State of New York and is licensed to do business in New York.

Cash and Cash Equivalents

For the statement of cash flows, the Company includes cash on deposit and cash on hand with original maturities less than three months to be cash equivalents.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are carried at cost and depreciated on an accelerated method with a useful life of five to seven years.

Certain Significant Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Note 2 - INCOME TAXES

The Company is subject to both Federal and State income taxes.

Accounting principles generally accepted in the United States of America require Management to evaluate tax positions taken by the Company, and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not, wouldn't be sustained upon examination by the applicable authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of June, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset), or disclosures in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income examination for years prior to 2009.

Note 3 – CREDIT RISK

The Company has a substantial portion of its cash located in banks, which are insured for only $250,000 through FDIC insurance. Concentration of a credit risk is inherent, when failure of the bank could result in the Company being able to recoup only a portion of its cash. Although at June 30, 2012, deposits did not exceed the $250,000 FDIC limit, the possibility exists that cash deposits can go above the federally insured limit.

Note 4 - FIXED ASSETS

Fixed assets at June 30, 2012, consist of the following:

Furniture fixtures, and equipment	$ 15,430
Less accumulated depreciation	(15,430)
Book value	$ -0-

Depreciation expense is $-0- for the year ended June 30, 2012.

Note 5 - TRANSACTIONS WITH RELATED PARTIES

The Company leases its office space from a related party. There is no lease commitment and rent is paid on a monthly basis.

Pioneer Portfolio Corp. shares the same office space with Pioneer Services, Inc. All shared expenses are paid through Pioneer Services, Inc. An analysis is done to come up with an allocation factor, and that applicable portion of expenses is allocated to Pioneer Portfolio Corp.

Note 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2012, the Company had net capital of $44,886, which was $39,886 in excess of its required net capital of $5,000.

Note 7 - SUBSEQUENT EVENTS

Management has evaluated the need for disclosures and/or agreements resulting from subsequent events through August 16, 2012. Based on this evaluation, no adjustments were required to the Financial Statements as of June 30, 2012.

Pioneer Portfolio Corp.

Supplemental Information to the Accountants' Audited Report
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1
June 30, 2012

CREDITS	
Shareholder's equity	$ 159,724
TOTAL CREDITS	159,724
DEBITS	
Accounts receivable	2,887
Receivable from affiliate	111,182
Furniture, fixtures, equipment (net accumulated depreciation of $15,430)	-0-
Prepaid income taxes	769
TOTAL DEBITS	114,838
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	44,886
NET CAPITAL	44,886
Minimum net capital requirements of the greater of $ 5,000 or 6-2/3% of aggregate indebtedness (Note 6)	5,000
Excess in Net Capital	$ 39,886
Excess Net Capital at 1000% (Net capital - 10% AI)	$ 44,850
Total Aggregate Indebtedness	$ 355
Percentage of Aggregate Indebtedness to Net Capital	00.79%

See Notes to Financial Statements.

Pioneer Portfolio Corp.

Supplemental Information to the Accountants' Audited Report
Reconciliation of Computation of Net Capital Rule 15c3-1
Pursuant to Rule 17a-5(d)(4)
June 30, 2012

There are no material differences between the Company's computation of net capital under Rule 15c3-1 and that shown on the schedule below, except for accruals and adjustments listed which resulted during the course of the audit. Such items resulted in the following differences:

Net Capital Per Unaudited Focus Report	$ 44,886
Adjustments to Net Capital	
Accrued expenses	-0-
Net Capital Per Audited Focus Report	$ 44,886

	Unaudited Focus 6/30/12	Audited Focus 6/30/12
Net Capital	$ 44,866	$ 44,886
Minimum Net Capital at 6-2/3% of AI	5,000	5,000
Excess Net Capital	39,886	39,886
Excess Capital at 1000%	44,850	44,850
Total Aggregate Indebtedness (AI)	355	355
Percentage of AI to Net Capital	00.79%	00.79%

See Notes to Financial Statement.

15c3-3 Exemption

The Company has claimed exemption from Rule 15c3-3 based on the fact that it does not use a clearing broker for any of its transactions. In the opinion of the management of Pioneer Portfolio Corp., the conditions of the Company's exemption from Rule 15c3-3 were complied with throughout the year ended June 30, 2012.

See Notes to Financial Statement.

Pioneer Portfolio Corp.
Additional Information
Report on Internal Control Structure Required by SEC Rule 17a-5
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
June 30, 2012

To the Board of Directors
and Shareholders of
Pioneer Portfolio Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Pioneer Porfolio Corp. (the "Company") for the year ended June 30, 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2012, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Gallo + Company CPA's LLP

Gallo & Company CPA's LLP
Jericho, New York

August 16, 2012

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Shareholders of Pioneer Portfolio Corp.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year-ended June 30, 2012, which were agreed to by Pioneer Portfolio Corp. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Pioneer Portfolio Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Pioneer Portfolio Corp.'s management is responsible for Pioneer Portfolio Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year-ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year-ended June 30, 2012 noting no differences; and
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers; noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. If we had performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Gallo & Company CPA's LLP
Jericho, New York

August 16, 2012